

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

February 15, 2011

<u>Via Facsimile (213.443.2743) and U.S. Mail</u>

David Sands, Esq.
Sheppard, Mullin, Richter & Hampton LLP
12275 El Camino Real, Suite 200
San Diego, California 92130

> **Re:** **Playboy Enterprises, Inc.**
> **Schedule TO-T/A filed on February 11, 2011**
> **Filed by Icon Merger Sub, Inc., Icon Acquisition Holdings, L.P., Icon**
> **Acquisition Holdings LLC, GTD Acquisitions LLC, RT-ICON Holdings**
> **LLC, RTM-ICON Holdings LLC, Rizvi Traverse Management LLC, Hugh**
> **M. Hefner and Scott N. Flanders**
> **File No. 005-56499**
>
> **Schedule 13E-3/A filed on February 11, 2011**
> **Filed by Icon Merger Sub, Inc., Icon Acquisition Holdings, L.P., et. al.**
> **File No. 005-56499**

Dear Mr. Sands:

We have reviewed the amended filings above and the related responses to our prior comments, and we have the following additional comments.

Joint Schedule TO-T and Schedule 13E-3

1. We note your response to prior comment 12. However, given that these projections were prepared by management and provided to Purchaser in connection with its due diligence review, we disagree with your conclusion that such non-GAAP financial measures were provided pursuant to Item 1015 of Regulation M-A. Please revise to provide the disclosure required by Rule 100 of Regulation G. We note that the additional disclosure referred to in your response to prior comment 12 does not satisfy the requirements of Rule 100.

2. We note the acknowledgments provided by Mr. Tischler at the end of his response letter. Please provide written statements signed by each filing person containing such acknowledgments.

* * * *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions